Exhibit 12

                           TAMPA ELECTRIC COMPANY

                     RATIO OF EARNINGS TO FIXED CHARGES



       The  following  table  sets forth the company's ratio of earnings to fixed charges for the periods indicated.


  Six Months    Twelve Months
     Ended          Ended                 Year Ended December 31,
June 30, 1998   June 30, 1998      1997  1996(2)  1995(2)  1994(2)  1993(2)

    4.24x (1)       4.35x (1)     4.38x  4.40x    4.28x    3.88x(3) 3.81x(4)


     For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.


(1) Includes the effect of a $9.6-million pretax charge associated with Tampa Electric's efforts to mitigate the effects of a 1997 FPSC ruling on certain wholesale power supply contracts. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.51x and 4.49x for the six- and 12-month periods ended June 30, 1998, respectively.

(2) Amounts have been restated to reflect the merger of Peoples Gas System, Inc., with and into Tampa Electric Company.

(3) Includes the effect of a $21.3-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.23x for the year ended Dec. 31, 1994.

(4) Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.97x for the year ended Dec. 31, 1993.